FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated February 8, 2006 (“TIM and RIM Launch the new EDGE-enabled BlackBerry 8700g in Italy")

News Release dated February 9, 2006 (“RIM Announces Workaround Contingency for BlackBerry Customers")

Page No 2 4

Document 1

February 8, 2006

FOR IMMEDIATE RELEASE

TIM and RIM launch the new EDGE-enabled BlackBerry 8700g in Italy

Rome, Italy and Waterloo, Canada – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and TIM today announced the launch of the BlackBerry 8700g™ in Italy, the first BlackBerry® handset that takes full advantage of TIM’s high-speed EDGE network.

The new BlackBerry 8700g provides the ultimate balance of performance, design and function. The combined power of the BlackBerry platform, Intel processor and TIM’s high-speed EDGE network, enables faster web browsing, application performance and attachment viewing.

The BlackBerry 8700g is a quad-band device with 64 MB flash memory and 16 MB SRAM. The integrated phone includes premium phone features such as dedicated ‘send,’ ‘end’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, as well as speakerphone and Bluetooth® support for hands-free use with car kits and wireless headsets.  In addition, the device features a bright, high resolution, landscape QVGA (320x240) LCD display that supports more than 65,000 colors to deliver vivid graphics. The display offers excellent indoor and outdoor readability by featuring an intelligent light sensing technology that automatically adjusts the brightness to optimize visibility in outdoor, indoor and dark environments.

“Convergence is a hot topic in the Italian market – especially for TIM,” said Massimo Castelli, Chief Marketing Officer of Telecom Italia. “The BlackBerry 8700g takes advantage of our fast mobile network, bringing together enhanced phone and data functionality. It provides real convergence between mobility and the Internet.”

“The BlackBerry 8700g is a major innovation that delivers breakthrough performance together with a striking color display and a sleek and stylish design,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The BlackBerry 8700g is an excellent choice for customers who want an unrivalled voice and data solution to help keep them connected and productive.”

“Intel is pleased to be a part of RIM and TIM’s BlackBerry 8700g launch in Italy,” said Carmine Stragapede — Telco and Mobility Director — Intel Italy. “Utilizing the Intel® PX901 cellular processor with the Intel XScale® architecture, the BlackBerry 8700g leverages TIM’s exceptional EDGE network to provide a rich user experience.”

The BlackBerry 8700g operates together with BlackBerry Enterprise Server™ and BlackBerry Internet Server™. For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

February 9, 2006

RIM Announces Workaround Contingency for BlackBerry Customers

Waterloo, ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today provided an update in the patent litigation between RIM and NTP, Inc. (“NTP”). RIM has developed and tested software workaround designs for all BlackBerry® handsets operating on converged voice/data networks in the United States. Although there is no injunction order in place, and RIM believes it has strong legal and factual arguments opposing an injunction, RIM has developed these software workaround designs as a contingency to allow BlackBerry service to continue should the court implement an injunction in the current litigation involving the NTP patents.

“RIM remains pragmatic and reasonable in its willingness to enter into a settlement that would generously compensate NTP while protecting RIM’s business and partners,” said Jim Balsillie, Chairman and Co-CEO at Research In Motion. “NTP’s public offer of a so-called ‘reasonable’ license, however, is simply untenable. It comprises illusory protection for RIM and its partners and requires a lump-sum payment for the theoretical life of the patents even though the US Patent Office is expected to nullify them.”

Mr.Balsillie added: “RIM’s workaround provides a contingency for our customers and partners and a counterbalance to NTP’s threats. This will hopefully lead to more reasonable negotiations since NTP risks losing all future royalties if the workaround is implemented.”

RIM’s Workaround Strategy: Workarounds are a legitimate strategy that have been respected by the courts as a means to avoid infringement. In the years leading up to its public launch in 1999, BlackBerry was invented wholly independently of NTP’s patents and comprises a wide spectrum of designs and inventions that are outside the scope of NTP’s patents. There are only 9 claims relating to 3 NTP patents remaining in dispute in this litigation and those claims are only directed to specific implementations of certain aspects of the BlackBerry products and services. As a result, RIM has been able to modify its underlying BlackBerry message delivery system to “work around” the NTP patent claims. Although the development of this modification required substantial R&D effort from RIM and would require software updates in the event of an injunction, RIM has ensured that the industry leading functionality, performance and user experience remains intact.

Legal Opinion on Workaround: RIM has received a confidential and privileged legal opinion confirming that RIM’s software workaround designs do not infringe any of the NTP patent claims remaining in the litigation. This legal opinion was provided by a leading expert in patent law and workarounds from one of the world’s largest law firms. As mediation, litigation and reexamination proceedings and activities continue before the courts and the United States Patent and Trademark Office (“Patent Office”), RIM will continue to protect the confidential and privileged nature of certain information.

Multi-Mode Edition Software: RIM has incorporated the workaround designs into a software update called BlackBerry Multi-Mode Edition™ that has been developed and tested as a contingency. RIM has also filed new patent applications with the Patent Office to cover its workaround designs. BlackBerry Multi-Mode Edition is so named because the software is capable of operating in different modes that can be remotely activated by RIM through its Network Operations Center (NOC). In the absence of an injunction, the software and the underlying message delivery system can continue to run in “Standard Mode” (identical to the manner in which the current BlackBerry software and system operate) and the workaround will remain dormant. In the event of an injunction, RIM is able to remotely activate “US Mode” via its NOC and the workaround designs would automatically engage for each handset containing the Multi-Mode Edition software update.

User Impact: RIM invested significant engineering effort to develop workaround designs that remain invisible to users and maintain the existing platform benefits for system administrators, application developers and network operators, while modifying the necessary underlying elements of the BlackBerry message delivery system to be fundamentally different from the NTP patent claims.

Pre-Existing BlackBerry Customers: There is no injunction currently in place and any potential injunction would not necessarily apply to customers that purchased a BlackBerry handset prior to the effective date of any such injunction. RIM believes there are persuasive legal grounds for (at least) exempting pre-existing customers from any injunction and RIM has raised these arguments in its court submissions. In the event of an injunction without such an exemption however, the BlackBerry Multi-Mode Edition software update would allow continuing service for pre-existing customers.

New BlackBerry Customers: In the event of an injunction barring new sales of products utilizing RIM’s current system designs, RIM will have already pre-loaded the new BlackBerry Multi-Mode Edition software on to BlackBerry handsets and incorporated it into BlackBerry Enterprise Server software prior to shipping.

Software Availability: RIM has commenced the network certification process required for all software updates and will soon begin to ship the new software latent on new handsets in addition to making the software update generally available at the web site listed below for corporate IT departments and others to download and implement in accordance with their IT procedures. RIM, NTP and the US Department of Justice have all raised issues that would warrant a transition period following a potential injunction order. NTP has proposed a 30-day transition period, but RIM has argued that the transition period should be longer if the court were to grant and implement an injunction.

Patent Office: The Patent Office has already soundly rejected each of NTP’s patents on two occasions. These rulings from the Patent Office were based on multiple grounds, required the unanimous agreement of three senior patent examiners, and are expected to withstand all future appeals by NTP. NTP, however, is attempting to exploit and widen a gap in timing between separate proceedings underway in the court system and the Patent Office. RIM developed its software workaround designs as a contingency for the possibility that an injunction is implemented prior to the cancellation of NTP’s patent claims.

RIM Opposes Any Injunction: NTP made clear that it is seeking monetary compensation from RIM and it is therefore evident that NTP can be fully compensated through ongoing royalty payments. There is also clear evidence that an injunction has become increasingly impractical and inappropriate given the specific facts of this case, including NTP’s failure to present a plan that is acceptable to the United States government. There are over 3 million BlackBerry users in the United States today and the United States government estimates that nearly 1 million of those users would need to be exempt from any injunction. In addition, final rejections of NTP’s patents are expected from the Patent Office in the coming weeks. There are also significant public interest concerns relating to any potential suspension or interruption of BlackBerry service in the United States, including a potentially significant impact on national security and the US economy.

Web Site: RIM will make the software update available at a later date on a special web site: www.blackberry.com/workaround. Additional information on the BlackBerry Multi-Mode Edition software update is already posted on this site and periodic updates will be posted prior to the effective date of any potential injunction order. The software workaround designs remain a contingency plan because the court has not yet ruled on RIM’s argument that the aggregate effort to deploy this software update for millions of users is not warranted under the circumstances. There is no need for any customer action at this point in time.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Marisa Conway
Brodeur for RIM
+1 (212) 771-3637
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s plans and expectations regarding its dispute with NTP and its intention to implement a software workaround if necessary to maintain the operation of BlackBerry services in the United States.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factors titled “The Company May Infringe on the Intellectual Property Rights of Others”, “The Company may not be able to enhance its products or develop new products at competitive prices or in a timely manner”, “Defects in the Company’s products and services can be difficult to detect” and the other risks described in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended November 27, 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 9, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance